UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 10, 2003

                         Commission File Number: 0-27676


                            NEWKIDCO INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)


                          10TH FLOOR, BRUNSWICK HOUSE,
                        44 CHIPMAN HILL, P.O. BOX 7289,
                   SAINT JOHN, NEW BRUNSWICK, E2L 4S6 CANADA
                    (Address of principal executive offices)


Registrant's telephone number, international: (212) 581-1555


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.


NewKidCo International, Inc. files this amendment to its report on Form 6-K to change the title of Arthur Levine to President and Chief Operating Officer.

NewKidCo International, Inc.'s press release, dated December 5, 2003, is included as exhibit 99.1 to this filing.


EXHIBIT
NUMBER            DESCRIPTION
------            -----------

99.1 Press Release entitled "NewKidCo International Announces Board Departure" dated December 5, 2003.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 NEWKIDCO INTERNATIONAL, INC.
                                 (Registrant)


Date:    December 10, 2003       By: /s/ Arthur Levine
                                     -------------------------------------------
                                     Name: Arthur Levine
                                     Its:  President and Chief Operating Officer